



Travis Brodeen

Co-Founder & CTO at Newchip

Austin, Texas

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Newchip

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500+ connections

Travis Brodeen is the co-founder and CTO of Newchip. He believes crowdfunding is the future of investing and that millennials will lead the revolution. Catapulted into recognition in the startup world at the age of 19, Brodeen brings a unique skillset to Newchip that couples his raw technological prow...

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Experience

newchip

Co-Founder & CTO

Newchip

Jul 2016 – Present • 2 yrs

Austin, TX

Newchip is a FinTech marketplace that is reinventing the global investment landscape. We bring exciting investment opportunities in emerging startups to everyday Americans for as affordable as $100 to start. By empowering a new generation of investors and entrepreneurs, Newchip gives opportunity to learn how to invest alongside experienced investors and allows for real social impact in local and overseas communities.

Founder and CTO

ENVOKEN

Mar 2013 – May 2016 • 3 yrs 3 mos

Austin, TX

Austin, TX based ENVOKEN is an elite group of IT and marketing specialists focused on delivering fast, value driven and effective technical solutions for small and medium sized businesses.

With over 20 years industry leadership experience, you can be confident in our ability to help you succeed. We've partnered with the largest companies in the industry and work with budgets between $5k to $500k. From web technology, software development, virtual CTO services, marketing automation and sales techniques–Don't settle. We do it right, guaranteed.

The Center for Generational Kinetics, LLC

Vice President R&D and Chief Technical Officer

The Center for Generational Kinetics, LLC

Mar 2013 – Nov 2013 • 9 mos

Austin, TX

Developed and launched online courses, membership programs and marketing strategies for best selling author Jason Dorsey, a world famous speaker, public figure and #1 leading industry expert on the millennial generation.











Charfen Institute

Chief Technical Officer
Charfen Institute
Apr 2009 – Feb 2013 • 3 yrs 11 mos
Austin, Texas Area

Inc. ranked the company #21 in 2011 and #187 in 2012 on The Inc. 500 list of fastest growth (by revenue) private companies in America.

As CTO and business' first executive was critical in success of Charfen Institute. Developed, launched and managed CDPE Advanced and CDPE Distance products generating over $29 million. Key player in selling products, services and major deals. Served as a Trusted Advisor to CEO of Charfen Institute (real estate training and business coaching company).

Critical in Charfen Winning 'Inc. 500 Fastest Growing Company' Awards – Instrumental in winning 1st major deal with RE/MAX and assisted in developing relationships and executive level conversations with the majority of high end real estate companies (RE/MAX, Keller Williams, Century 21, and Coldwell Banker).

Critical in Company Growing from 3 to 110 Employees & Providing Daily Company-Wide Leadership – Was critical in rapid and expansive growth of staffing from 3 to 110 employees in less than 4 years. Also, led company-wide all-hands huddle each morning to motivate and inspire employees, provide updates on business operations, company metrics, set the tone for the day, and recap major initiatives. Maintained high engagement across the company by recognizing individuals on a daily basis for their successes and openly sharing any challenges we were facing.

Also, Functioned in Similar Capacity to a Chief Operations Officer – Implemented Project Management, Cross-Functional Teams, Business Process Management, Policies and Procedures, and Customer Service Strategy--taking customer satisfaction to 100% with 0 returns. Developed and implemented real time executive KPI dashboard and reporting metrics.

Wells Fargo

Sr. Technical Consultant
Wells Fargo
Jan 2008 – Mar 2009 • 1 yr 3 mos
Greater Denver Area

Custom integration and development for RSA Archer Platform (eGRC)

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Volunteer Experience

Back on My Feet

Supporter
Back on My Feet
Poverty Alleviation

Back on My Feet (BoMF) is a national, for-purpose 501(c)3 organization that uses running to help those experiencing homelessness change the way they see themselves so they can make real change that results in employment and independent living.

charity: water

Supporter
charity: water
Mar 2012 – Mar 2012 • 1 mo
Poverty Alleviation

A non-profit organization bringing clean, safe drinking water to people in developing countries. 100% of all public donations directly fund water projects.

